						EXHIBIT 12.1

WISCONSIN ENERGY CORPORATION
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended	Twelve Months Ended

	3/31/07	3/31/07	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02

		(Millions of Dollars)

Pre-tax Income	$163.1	$477.3	$477.4	$443.6	$344.7	$328.2	$231.8
Add:
Nonutility Amortization of Capitalized Interest	0.2	0.2	0.8	0.4	-	-	-

Subtract:
Capitalized Interest	(14.4)	(46.9)	(39.9)	(28.7)	(22.1)	(13.5)	(6.7)

Earnings Before Adding Fixed Charges (a)	148.9	430.6	438.3	415.3	322.6	314.7	225.1

Fixed Charges
Interest on Long-Term Debt	44.2	175.0	177.8	188.0	203.0	199.5	200.0
Other Interest Expense	12.7	41.1	33.9	15.3	13.2	21.9	20.7
Estimated Interest Component of Rentals	7.1	32.4	31.9	29.6	27.7	18.2	11.4
Capitalized Interest	14.4	46.9	39.9	28.7	22.1	13.5	6.7
Distributions on Preferred Securities
of Subsidiary Trust	-	-	-	-	-	6.9	13.7
Preferred Stock Dividend Requirements of
Wisconsin Electric Power Company	0.4	1.6	1.6	1.5	1.6	1.6	1.7

Total Fixed Charges as Defined (b)	78.8	297.0	285.1	263.1	267.6	261.6	254.2

Total Earnings as Defined	$227.7	$727.6	$723.4	$678.4	$590.2	$576.3	$479.3

Ratio of Earnings to Fixed Charges	2.9x	2.4x	2.5x	2.6x	2.2x	2.2x	1.9x

(a) Earnings before adding fixed charges is determined by adding pre-tax income from continuing operations (less undistributed equity in earnings of unconsolidated affiliates) and nonutility amortization of capitalized interest, and subtracting from the total, capitalized interest.

(b) Fixed Charges consists of interest charges on our long-term and short-term debt (including a representative portion of lease expense), capitalized interest, amortization of debt expenses, an amount equal to the earnings before income taxes required to pay preferred dividends of a wholly owned subsidiary and distributions on preferred securities of a subsidiary trust prior to their redemption in March 2004.